                                  FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                           REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                         For the month of August 2006


                             AETERNA ZENTARIS INC.
                        -------------------------------

                       1405, boul. du Parc-Technologique
                                Quebec, Quebec
                               Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F          Form 40-F    X
                                ------              ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                            Yes          No   X
                                ------      ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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                                 DOCUMENTS INDEX

Documents  Description
---------  -----------
1.         Press release dated August 11, 2006: AEterna Zentaris
           Reports 2006 Second Quarter Results

                                                              AEterna Zentaris

AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com


                                                         PRESS RELEASE
                                                         For immediate release

AETERNA ZENTARIS REPORTS 2006 SECOND QUARTER RESULTS

QUARTER MARKED BY SEVERAL SIGNIFICANT ADVANCEMENTS IN PIPELINE

ALL AMOUNTS ARE IN U.S. DOLLARS

QUEBEC CITY, CANADA, AUGUST 11, 2006 -- AEterna Zentaris Inc. (TSX: AEZ;
NASDAQ: AEZS) today reported financial and operating results for the second quarter ended June 30, 2006.

"During the second quarter, we made great strides in advancing our products through the pipeline at all stages as exemplified by Cetrotide(R)'s marketing approval in Japan, our successful meeting with the FDA leading to the upcoming filing of an IND to move forward into Phase 3 clinical development of cetrorelix in benign prostatic hyperplasia (BPH), as well as the disclosure of positive clinical results in cancer with perifosine and AN-152. Most recently, we disclosed positive Phase 2 results for ozarelix in prostate cancer which will enable us to pursue further clinical trials in this indication. Additionally, we signed a license and collaboration agreement in Japan with Nippon Kayaku for ozarelix in oncology," said Gilles Gagnon, AEterna Zentaris' President and Chief Executive Officer. "We are very pleased with these achievements which are an integral part of the Company's strategy designed to build a strong and innovative pipeline focused on oncology and endocrinology. We now look forward to continued success as we aggressively advance our lead compounds."

KEY DEVELOPMENTS FOR THE QUARTER ENDED JUNE 30, 2006

     o MARKET APPROVAL FOR CETROTIDE(R) (CETRORELIX) IN JAPAN FOR IN VITRO FERTILIZATION -- Cetrotide(R) (cetrorelix) will be manufactured and marketed in Japan by AEterna Zentaris' partners Nippon Kayaku Co., Ltd. and Shionogi & Co., Ltd. with an expected launch in Japan by year-end;

     o GREEN LIGHT FROM FDA TO FILE IND TO MOVE FORWARD INTO PHASE 3 PROGRAM WITH CETRORELIX IN BPH -- The FDA reviewed the safety and efficacy data from an extensive Phase 2 program with cetrorelix for the treatment of benign prostatic hyperplasia (BPH). AEterna Zentaris plans to submit an Investigational New Drug (IND) application to the FDA by year-end for the initiation of a Phase 3 program for cetrorelix in BPH;

                                                              AEterna Zentaris

     o POSITIVE INTERIM PHASE 2 DATA OF PERIFOSINE IN ADVANCED RENAL CELL CARCINOMA -- Interim results of a multi-center Phase 2 trial by the Company's partner, Keryx Biopharmaceuticals, showed a 43% partial response rate;

     o POSITIVE DATA FROM ONGOING PHASE 1 TRIAL WITH AN-152 FOR GYNAECOLOGICAL AND BREAST CANCERS PRESENTED AT ASCO -- Phase 1 results for AEterna Zentaris' cytotoxic conjugate AN-152 in patients with gynaecological and breast cancers showed that the compound has a good safety profile and no dose-limiting toxicities reached so far in the selected dose levels;

     o POSITIVE IN VIVO DATA ON ZEN-019 (ORAL LHRH ANTAGONIST PEPTIDOMIMETIC) PRESENTED AT ENDO 2006 -- ZEN-019 demonstrated IN VIVO activity by suppressing plasma testosterone levels. IN VIVO data showed that using ZEN-019 with a single, oral administration (20 mg/kg) in rats, led to efficient and revocable suppression of plasma testosterone levels for up to 12 hours. Furthermore, a repeat of the dosing of ZEN-019 increased the suppression time without accumulation in the plasma.

FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2006

Consolidated revenues for the quarter ended June 30, 2006 totalled $83.4 million compared to $60.1 million for the same period in 2005.

Consolidated Research and Development expenses, net of tax credits and grants increased to $7.4 million for the quarter ended June 30, 2006 compared to $6.1 million for the same period in 2005.

Consolidated selling, general and administrative expenses totalled $15.5 million for the quarter ended June 30, 2006 compared to $10 million for the same period in 2005.

Consolidated net loss for the quarter ended June 30, 2006 was $1.6 million or $0.03 per basic and diluted share compared to consolidated net earnings of $13.3 million or $0.28 per diluted share for the same period in 2005. Without taking into account a non-cash and non-recurring gain on dilution of investments of $16.4 million recorded last year following the Company's subsidiary Atrium Biotechnologies' Initial Public Offering (IPO), AEterna Zentaris would have recorded a consolidated net loss of $3.1 million or $0.07 per basic and diluted share in the second quarter of 2005, compared to the $1.6 million or $0.03 per basic and diluted share consolidated net loss registered for the second quarter 2006. This $1.5 million decrease is mainly attributable to increased net earnings of $1.1 million from Atrium Biotechnologies and to the reduction of the operating loss from AEterna Zentaris' Biopharmaceutical segment.

Cash, cash equivalents and short-term investments reached $47 million for the quarter ended June 30, 2006 compared to $52.7 million as of December 31, 2005. More than $27 million was dedicated to the Company's Biopharmaceutical segment as of June 30, 2006.

Dennis Turpin, Vice President and Chief Financial Officer of AEterna Zentaris, commented, "As we continue to successfully implement our strategy, we are pleased to maintain a sound financial position, including the ability to leverage our assets as we continue to execute our plan and

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                                                              AEterna Zentaris

aggressively advance our pipeline. We are financially poised to continue our investment in R&D, as well as support our growing business."

DEVELOPMENTS SUBSEQUENT TO QUARTER END

     o POSITIVE PHASE 2 RESULTS FOR OZARELIX IN PROSTATE CANCER -- The study achieved its primary end-point of defining a tolerable dosage regimen of ozarelix that would ensure continuous suppression of testosterone at castration level (< 0.5 ng/ml) for a three-month test period. An important secondary efficacy end-point of the study aimed at assessing tumour response as determined by a 50% or greater reduction of serum PSA levels, compared to baseline, was also achieved.


     o LICENCE AND COLLABORATION AGREEMENT WITH NIPPON KAYAKU FOR OZARELIX IN ONCOLOGY -- AEterna Zentaris granted Nippon Kayaku an exclusive license to develop and market ozarelix for all potential oncological indications in Japan.

CONFERENCE CALL INFORMATION

Management will be hosting a conference call for the investment community beginning at 11:00 a.m. Eastern Time today, Friday, August 11, to discuss 2006 second quarter financial and operating results, followed by a question and answer session.

To participate in the live conference call by telephone, please dial 800-257-3401. Individuals interested in listening to the conference call on the Internet may do so by visiting www.aeternazentaris.com. A replay will be available on the Company's Web site for 30 days.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a growing global biopharmaceutical company focused on oncology and endocrine therapy with proven expertise in drug discovery, development and commercialization.

AEterna Zentaris also owns 48.26% of the equity of Atrium Biotechnologies Inc. (TSX: ATB) and 64.69% of its voting rights. Atrium is a developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information are available at www.aeternazentaris.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

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                                                              AEterna Zentaris
                                     -30-

CONTACTS

MEDIA RELATIONS                        INVESTOR RELATIONS
Paul Burroughs                         Jenene Thomas
(418) 652-8525 ext. 406                (418) 655-6420 or (908) 996-3154
paul.burroughs@aeternazentaris.com     jenene.thomas@aeternazentaris.com


ATTACHMENT: Financial summary

                                                              AEterna Zentaris
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE
AND PER SHARE DATA)

                                 QUARTERS ENDED           SIX MONTHS ENDED
CONSOLIDATED RESULTS                 JUNE 30,                  JUNE 30,
UNAUDITED                       2006         2005         2006         2005
------------------------------------------------------------------------------
                                  $            $            $            $
REVENUES                         83,390       60,144      167,867      122,009
------------------------------------------------------------------------------

OPERATING EXPENSES
Cost of sales                    52,619       38,564      109,815       75,727
Selling, general and
  administrative                 15,517       10,014       29,084       19,949
R&D costs, net of tax
  credits and grants              7,380        6,099       14,281       12,545
Depreciation and amortization     2,478        2,011        4,859        3,829
------------------------------------------------------------------------------
                                 77,994       56,689      158,039      112,050
------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS          5,396        3,456        9,828        9,959

Interest income                     455          426          875          732
Interest expense                 (2,004)      (2,668)      (5,227)      (4,826)
Foreign exchange gain (loss)       (295)        (155)         (83)          53
------------------------------------------------------------------------------
EARNINGS BEFORE THE
  FOLLOWING ITEMS                 3,552        1,059        5,393        5,918

Current income taxes             (2,395)      (2,131)      (4,391)      (4,252)
Future income taxes                 630          (65)       1,819       (1,162)
Gain (loss) on dilution of
  investments                       (81)      16,393         (135)      16,393
Non-controlling interest         (3,268)      (1,980)      (6,828)      (3,503)
------------------------------------------------------------------------------
NET EARNINGS (LOSS) FOR
  THE PERIOD                     (1,562)      13,276       (4,142)      13,394
==============================================================================

NET EARNINGS (LOSS) PER SHARE
    Basic                         (0.03)        0.29        (0.08)        0.29
------------------------------------------------------------------------------
    Diluted                       (0.03)        0.28        (0.08)        0.28
------------------------------------------------------------------------------

Weighted average number
  of shares
    Basic                    52,682,969   46,139,814   52,098,592   46,139,814
    Diluted                  53,261,928   46,448,125   52,651,808   46,506,728
Issued and outstanding
  shares                                                            53,160,970


                                                              AEterna Zentaris
BIOPHARMACEUTICAL SEGMENT -- SELECTED FINANCIAL INFORMATION
(IN THOUSANDS OF US DOLLARS)

                                 QUARTERS ENDED           SIX MONTHS ENDED
                                     JUNE 30,                  JUNE 30,
UNAUDITED                       2006         2005         2006         2005
------------------------------------------------------------------------------
                                  $            $            $            $

REVENUES
  Sales and royalties             5,228       5,381       11,803        12,279
  License fees                    4,155       4,779        6,328        11,628
------------------------------------------------------------------------------
                                  9,383      10,160       18,131        23,907
==============================================================================

COST OF SALES                     1,404       1,835        4,045         4,169
SELLING AND ADMINISTRATIVE        4,515       3,907        8,360         7,285
R&D EXPENSE, NET OF TAX
  CREDITS AND GRANTS              7,262       6,081       14,066        12,431
DEPRECIATION AND AMORTIZATION     1,653       1,708        3,216         3,258
------------------------------------------------------------------------------
                                 14,834      13,531       29,687        27,143
==============================================================================

LOSS FROM OPERATIONS             (5,451)     (3,371)     (11,556)       (3,236)
==============================================================================

CASH FLOWS GENERATED (USED)
  BY OPERATING ACTIVITIES        (3,518)      1,076       (7,042)          247
==============================================================================

CONSOLIDATED BALANCE SHEET             AS AT               As at
                                      JUNE 30,          December 31,
UNAUDITED                               2006               2005
--------------------------------------------------------------------
                                         $                   $
Cash and short-term investments        47,041               52,705
Other current assets                  111,178              110,971
                                    --------------------------------
                                      158,219              163,676
Long-term assets                      277,404              263,835
                                    --------------------------------
Total assets                          435,623              427,511
                                    ================================

Current liabilities                    62,378               64,174
Long-term debt                        100,706              135,743
Other long-term liabilities            54,423               53,532
Non-controlling interest               74,760               64,531
                                    --------------------------------
                                      292,267              317,980
Shareholders' equity                  143,356              109,531
                                    --------------------------------
Total liabilities and
  shareholders' equity                435,623              427,511
                                    ================================

                                  SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 AETERNA ZENTARIS INC.



Date:  August 14, 2006           By: /s/ Mario Paradis
----------------------           ------------------------------------------
                                 Mario Paradis
                                 Vice President, Finance, Administration
                                 and Corporate Secretary